US Business Overview 35/90 Louis Gries – Chief Executive Officer Investor/Analyst Tour – 10 & 11 September 2012 Exhibit 99.1

• Fiber cement grows from current level of ~16% to 35% of  North
American residential cladding market
• Fiber cement’s value proposition:
- Affordability
- Wood look
- Durability
- Low maintenance
• We expect that:
- vinyl will decline significantly
- wood will decline at a slower rate
- non “wood look” materials will grow some, but not significantly
35/90 KEY ASSUMPTIONS

The preference for JH fiber cement is driven by:
The preference for generic fiber cement is driven by:
35/90 KEY ASSUMPTIONS: PRODUCT RELATED
1)   Product Design
2)   Superior maintenance and field performance
3)   Product quality
4)   Affordability
1)   It is usually cheaper for the decision maker
2)   It can be more profitable for the channel
3)   There are a few products that JH does not offer (i.e., stained products)

• Resource and organize to run all selected initiatives in target markets
• Commit to increased product development, product capability and product capacity to fully enable product mix shift
• Increase organizational capability across the organization
• Update and implement a more sustainable channel strategy
KEYS IN A RECOVERING MARKET

Questions